Filed by DNOW Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MRC Global Inc.

Commission File No.: 001-35479

Date: August 6, 2025

The following are excerpts of a transcript of DNOW’s Q2 2025 earnings call held on August 6, 2025.

Call Participants

EXECUTIVES	ANALYSTS

David Cherechinsky President, CEO and Director	Adam Farley Stifel Financial – Analyst

Mark Johnson Senior Vice President and CFO	Jeff Robertson Water Tower Research - Analyst

Brad Wise Vice President, Digital Strategy and Investor Relations	Blake McLean Daniel Energy Partners – Analyst

Presentation

David Cherechinsky

President, CEO and Director

[…]

Before I move to our results on a regional basis, I wanted to share a brief update about our recently announced combination with MRC Global. Since the announcement, we have spoken with many employees, suppliers, customers, and shareholders who have expressed excitement for what this opportunity means. We discussed our confidence in becoming even better able to serve a broader mix of customers in the construction and maintenance of essential energy process, production, transmission infrastructure, downstream processing, and gas utilities activities. This combination will allow for enhanced opportunities in alternative energy, artificial intelligence infrastructure, electrification, LNG, mining, and other industrial markets.

These are areas with significant runways and bring additional opportunities to drive value creation. At the same time, integration planning is underway with joint MRC Global, DNOW teams meeting with the initial work to set us on the path for what the combined company will ultimately become. As the team embarks on this collective effort, they will focus on several areas that will be critical once the transaction is completed, including bringing together our organizations and retaining key talent, offering products and services to one another’s customers, and working to realize the $70 million of annual cost synergies the company is expected to generate within three years following closing.

As a reminder, these cost synergies are expected to be derived from public company costs, corporate and IT systems, and operational and supply chain efficiencies. The bedrock to the success of DNOW and MRC Global joining together is our expected substantial cash flow generation capabilities and robust balance sheet, providing a strong foundation for continued investment in organic and inorganic growth and driving shareholder value.

Our supplier relationships have always been incredibly important to our success. Through this transaction, we expect to build upon those valued partnerships to serve our customers more holistically and grow the combined business. This opportunity to bring our two organizations together is thanks to the tremendous efforts of my DNOW colleagues and the MRC Global team.

As the customary regulatory and shareholder approval processes proceed, I want to highlight that the final S-4 Definitive Proxy Statement was filed yesterday, and DNOW and MRC Global each filed a pre-merger notification and report form under the HSR Act on August 1st. We look forward to welcoming MRC Global and their valued team members in due course and bringing our organizations together to drive growth and value for our customers, partners, and shareholders alike. We cannot wait to see all we will accomplish together.

[…]

Question and Answer

Q - Adam Farley

Good morning. Maybe starting first with the merger with MRC, thinking about - thinking through the work, you know, what are the most difficult parts of the integration likely to be? How do you manage the risk? And, you know, how do you keep your employees focused during this period?

A - David Cherechinsky

Well, you know, our orientation, Adam, is around bringing the notion to our employees that this flat-out is going to make DNOW and MRC Global combined a better company. We’ve done transformational combinations in our history. And the first cardinal rule is we’re going to focus on the customer post-close like we are today. It’s all about the customer.

We’re going to align our teams early in the process. Get everyone focused on external matters, that is managing the supply chain, working very closely with our - the manufacturers we support, becoming better distributors to the manufacturers we support, focusing on our customers and being a better supplier to them with a broader array of products and solutions, with more locations closer to them, with a broader array of inventory, and simply just a company much better able to satisfy customer requirements as they evolve, especially in this consolidation experience we’re seeing with our top customers. So the focus is on how do we grow the business going forward? That’s the focus.

You know, having done this before, you really have to, the focus must be an external one. It must be focused on the supply chain and our customers and getting everyone pumped about the future. And we’ve got a high caliber team that’s focused on the integration and we can talk more about that in a bit.

[…]

Q - Jeff Robertson

Thank you. Good morning. Dave, in your comments with respect to the MRC combination, you said you’ve had some discussions with vendors and customers, and I know the $70 million of estimated cost synergies is mostly related to corporate costs. Are you seeing opportunities at this early stage that you can drive some synergies with vendors and with customers that, excuse me, ultimately add to those costs in accretion over time?

A - David Cherechinsky

Yeah. We spend a good deal of time on estimating those synergies, and I’m not going to raise the number. It’s going to take a lot of work to get there. You know, we’ve just kicked off a joint MRC Global/DNOW team with, you know, high-caliber talent from both organizations, both groups having deep understanding of their respective organizations, and the focus is on people and talent and growth. You know, tomorrow, you know, once we close the deal, we want to be focused on growing our business and being a better distributor to our customers, like I said. So my focus is on growth and the promise of what this combination can mean, really not from combining locations.

It’s certainly not, you know, considering how that will transpire as we go through this integration process. So the focus remains on growth and the promise of the combination rather than focusing on field consolidations where we’re going to realize most of the benefits from the complementary nature of each of the firms.

Q - Jeff Robertson

As you look at the combined company, Dave, are you seeing or do you expect that with less exposure to upstream than DNOW standalone has, do you see that as an increased visibility of the future earnings power of the company as you’re less tied to the drilling and completion capital cycles?

A - David Cherechinsky

Well, it certainly will make the combined company less, you know, focused on upstream in particular, but we still see that as an important part of our business. We want to grow our position in upstream, but I think that diversification is the real opportunity here. MRC has built very strong end markets where we play such a small role. We can use our complementary locations, sales teams, non-crossover customer access to grow both sides of the businesses. So I think the real opportunity there is to, you know, rely on cross-selling to grow the company.

Q - Jeff Robertson

And then lastly, do you anticipate a lot of that coming from electrification in terms of AI and just other build-out of the grid? I think that’s part of the strength of MRC was exposure to the gas utilities and products markets.

A - David Cherechinsky

Yeah, Brad, do you want to hit that a little bit?

A - Brad Wise

Yeah, good morning, Jeff. Yeah, I think Dave in his prepared remarks identified a number of growing industrial markets. Electrification, of course, is, you know, we’ve seen many of the OFS sector as well as other providers work to move away from fossil fuels on the electrification side. Of course, AI data centers is a very exciting space. I think the combination of our companies going forward would just bring more capabilities around that area. I know we highlighted a successful win selling some valves to the data center project. I think the prior quarter we highlighted, you know, winning feed gas, 5,000 fittings on a feed gas line to a power plant that’s feeding a data center. So, you know, we’re starting to see more and more opportunities in our quotations and our business development efforts, you know, really focusing on, you know, those growing end markets that we identified. Certainly, midstream had tremendous growth there, you know, approximating 27% of DNOW revenue this quarter. And then as you look down, you know, further downstream with opportunities with LNG export, we’re seeing opportunities there. We’re seeing, as I mentioned, opportunities with data center, data center construction. And then the power generation side on that too and what that means for the future of natural gas demand as, you know, some analysts are projecting, you know, natural gas operating rigs to grow potentially here second half, certainly in the 2026. So, you know, that certainly helps us on the upstream side as well. So, you know, we’re excited about the future and what the combination of these two companies could bring to many of these diversified industrial markets.

Q - Jeff Robertson

Thank you, Brad.

[…]

Q - Blake McLean

Hey, I appreciate all the color this morning and I appreciate really that last series of questions and answers around kind of the total end market portfolio and the opportunities and threats there. Maybe just like expanding on that a little bit, how do you think about how the mix of NewCo sort of evolves over the next one, two, three years as it relates to those sort of total end market, you know, that portfolio of total end markets?

[…]

A - Brad Wise

Well, thank you for the question. Yeah, I think, you know, in our previous merger call announcement, we talked about what combined co-end market would look like, you know, from an upstream, you know, roughly about $5.3 billion in revenue, about 41% for that upstream, about 21% of that midstream, about 17% gas utilities - or 21% gas utilities, and, you know, in the balanced downstream industrial. So, you know, we’re excited about certainly, you know, increased diversification there.

I think it offsets some of the cyclicality in the upstream market, you know, certainly that we’re accustomed to over the many years here at DNOW. You know, I would say, you know, moving forward, you know, many of those industrial markets are projected to grow with various degrees of CAGR. You know, certainly the gas utilities sector, I believe, is increasingly, you know, going through modernization and replacement as population grows and demand increases there.

You know, AI, you know, the demand for, you know, more gigawatts tied to AI development and data center construction, you know, that’s an exciting area, I think, for, you know, NewCo, you know, really with the exposure that both companies have, you know, traditionally had and are gaining, because it’s a new growth area, both on the power gen side, on the general contractor side with the construction, with the operators and some of these, you know, hyperscalers like, you know, Meta, Microsoft, and others, you know, we’re starting to see, you know, more activity and build relationships there. And then also, you know, continue to build out a midstream infrastructure to really satisfy that, you know, call it, you know, five nines of reliability for, you know, power demand for those data centers.

And then, you know, really exciting is LNG, you know, we commented on a couple of wins there. You know, we’ve seen, you know, our, quote, backlog tied to LNG continually increase here quarter-over-quarter. You know, we hope to get some of those across the finish line over the next, you know, four to six quarters here. They are long cycle projects as, you know, U.S. and Western Canadian companies, you know, look to expand their export liquefaction terminals and to be able to capture demand from Europe and Asia to help feed those markets on a global LNG basis. So those are some of the exciting opportunities we have, you know, looking forward. And I think NewCo, and its combination with our combined sales force, our success, our success with customers and our supplier relationships, you know, can present an exciting opportunity going forward in the market.

Q - Blake McLean

Okay. Appreciate that, color. I mean, we would agree that the growth profile in a lot of those places just feels different, right? One more just kind of maybe quick follow-up. Could you talk a little bit about impact from tariffs in the back half of the year and how you guys are sort of thinking about that and navigating those challenges in this environment?

A - David Cherechinsky

[…]

So we’re growing our business organically. We’re making smart acquisitions. We’re integrating those businesses smartly. And we want to grow all the end markets in the standalone DNOW and in NewCo. We want to grow our business and we’ve been very successful at doing so. We talked about the second quarter having the highest EBITDA second quarter in our history. That’s something to say after three years of market decline.

So we’re excited about where we are. We’re excited about how, you know, the strengths of the product offerings are so complementary in this merger. We’ll have more locations with access to more customers with a better rate of product services customers. So we start off strong. We have two lean organizations who are focused on the customer. Our cultures are similar and we see coming together as a real opportunity. Both organizations see that. So we’re very excited about where we’re at, how we’ve been able to weather slower times and produce record earnings and reliably generate free cash flow.

I just want to mention one statistic. At the end of 2023, we had $299 million in cash. 18 months later, we have $232 million in cash. In that timeframe, we spent $357 million on M&A and share repurchases. So we’re an active, growing organization. And we’re going to be even more so as we combine together with MRC Global. So we’re excited about where we’re at. We want to grow all our end markets. We generate cash and can grow inorganically and organically. And we’re excited about that.

[…]

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between DNOW and MRC Global, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC Global’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC Global expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC Global’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC Global will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC Global’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC Global and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC Global’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC Global’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC Global’s ability to collect payments when due; DNOW’s or MRC Global’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC Global’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC Global’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC Global’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and joint proxy statement/prospectus that was filed with the SEC describes additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the registration statement on Form S-4 and joint proxy statement/prospectus, DNOW’s and MRC Global’s respective periodic reports and other filings with the SEC, including the risk factors contained therein. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC Global undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus was mailed to shareholders of DNOW and MRC Global on or about August 5, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about DNOW, MRC Global and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847.

Participants in the Solicitation

DNOW, MRC Global and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s definitive joint proxy statement/prospectus, which was filed with the SEC on August 5, 2025, (ii) the registration statement, which was filed with the SEC on July 24, 2025, (iii) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (iv) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (v) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s definitive joint proxy statement, which was filed with the SEC on August 5, 2025, (ii) the registration statement, which was filed with the SEC on July 24, 2025, (iii) MRC Global’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (iv) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (v) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s definitive joint proxy statement, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC Global will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/.